HIveMInd LLC

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
4010 Gross Revenue	3,969.03
4040 Interest Income	13.31
Total Income	**$3,982.34**
GROSS PROFIT	**$3,982.34**
Expenses	
5010 Legal & Professional Services	12,404.40
5015 Advertising & Marketing	69.00
5020 Rent	19,330.00
5025 Supplies	5,006.71
5030 Insurance	2,350.01
5035 Office Expenses	2,068.69
5040 Repairs & Maintenance	2,052.44
5045 Travel	26,426.85
5055 Utilities	5,626.95
5060 Auto Expenses	7,324.17
5065 Dues & Memberships	5,125.94
5075 Professional Contractors	33,549.55
5080 Meals & Entertainment	10,427.47
5085 Software	967.09
5090 Postage & Shipping	3,883.91
5095 Computer & Technology	11,541.41
6000 Scientific Consultants	2,722.39
6010 Bank Charges & Fees	1,546.18
6020 Licenses & Registrations	120.00
6030 Charitable Donations	108.00
Total Expenses	**$152,651.16**
NET OPERATING INCOME	**$ -148,668.82**
NET INCOME	**$ -148,668.82**